Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd. High-Tech Zone, Chengdu

Sichuan, People's Republic of China 610000

January 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Michael Clampitt, Staff Attorney

Re:	Senmiao Technology Limited

Amendment No. 2 to Registration Statement on Form S-1

Filed December 29, 2017

File No. 333-221225

Dear Mr. Clampitt:

Senmiao Technology Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 8, 2018 regarding Amendment No.2 to Registration Statement on Form S-1 previously filed on December 29, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in Amendment No.3 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is filed contemporaneously with the submission of this letter.

General

1.	Please advise and revise as appropriate to clarify the potential applicability, impact and risks to your business related to the new regulations in Circular 141.

In response to the Staff’s comment, we have added disclosure on the applicability, impact and risks to our business related to the new regulations in the peer to peer lending industry, including but not limited to Circular 141. Such disclosure can be found on pages 30 and 91 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 55

2.	Please refer to comment 2. We note the revised disclosures of average transactions fees provided separately for borrowers and Credit Partners for each period presented in your filing. Please explain how these average transaction fees were determined as we are unable to recalculate these amounts based upon disclosed revenues and volumes of loans facilitated on your platform for each of these periods. If you are using revenue and volumes that are different than the amounts disclosed in your filing, please tell us why.

We respectfully advise the Staff that the previously transaction fees were inaccurate because they did not take into account various loan periods. We have revised our disclosure throughout the Amended Registration Statement to clarify the transaction fee percentages.

3.	Revise the table on page 56 to add three additional rows: transaction fees from borrowers, transaction fees from Creditor Partners and service fees from investors. In addition, add narrative below the table and explain why the fees do not reconcile to the range of fees for those transactions/services.

In response to the Staff’s comment, we have added relevant disclosure on page 57 of the Amended Registration Statement.

Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016

4.	We note your disclosure that you charge borrowers and Credit Partners higher transaction fees for loans with longer terms. We also note your disclosure that you expect the average transaction fee percentage to decrease beginning the first quarter of fiscal 2018 as you will focus on offering and promoting loan products with terms of 12 to 36 months, for which you generally charge lower transaction fees as compared with shorter-term loans. Please revise your disclosure to clarify if higher or lower transaction fees are charged for longer term loans and ensure your disclosure is consistent throughout the filing.

The Staff is advised that we generally charge higher transaction fees for longer term loans. In response to the Staff’s comment, we have revised our disclosure throughout the Amended Registration Statement.

Liquidity and Capital Resources, page 67

5.	We note your disclosure that to date, you have financed your operations primarily through shareholder capital contributions, shareholder loans, and cash flow from operations. Additionally, we note that with the proceeds from your proposed offering and anticipated cash flows from operating activities you believe that your cash position is sufficient to meet your liquidity needs for at least the next 12 months. Please tell us in detail how you evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern consistent with the guidance in ASC 205-40-50. Please revise your filing to provide the information required by ASC 205-40-50-12 through 50-14, as necessary.

2

As of September 30, 2017, the Company had an accumulated deficit of $1,432,620, cash and cash equivalents of $76,863, and a negative working capital of $647,426. Of the negative working capital, $581,260 was due to shareholders.

Considering the Company’s business has incurred relatively little costs, our management assessed the Company’s obligations due or anticipated within one year after September 30, 2017 to be mainly for employee payroll and state mandated welfare, for which the Company expected to incur $600,000 over the twelve months following issuance of the financial statements.

The Company and its shareholders assessed that these obligations can be covered by operations. In addition, the Company’s shareholders have been providing and will continuously provide financial support to the Company. In January 2017, the Company and its shareholders entered into shareholder loan agreements, providing the Company with access to a line of credit totaling approximately US$1 million for a period of five years. During the three months ended December 31, 2017, shareholders provided financial support of approximately $120,000 to the Company under such line of credit.

Based on the foregoing, the Company believes it has access to sufficient cash resources to meet its liquidity needs for at least the next 12 months. The Company has not identified any conditions or events, considered in the aggregate, which raise substantial doubt about its ability to continue as a going concern during the 12 months after the issuance of financial statements . As such, the Company does not believe it is appropriate to include the information required by ASC 205-40-50-12 through 50-14 in the Amended Registration Statement.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

6.	Please refer to comment 3. Please remove the disclosure that states that the assets and liabilities of the VIE are presented parenthetically on the face of the consolidated balance sheets.

In response to the Staff’s comment, we have removed the relevant disclosure from pages F-9 and F-38 of the Amended Registration Statement.

3

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Xi Wen, Chairman, President and Secretary

cc:	Ellenoff Grossman & Schole LLP

Schiff Hardin LLP